UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of December 2012

Commission File Number:  001-34961

SYSWIN INC.

(Translation of registrant’s name into English)

9/F Syswin Building

No. 316 Nan Hu Zhong Yuan, Chaoyang District

Beijing 100102

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or

will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒       Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 27, 2012

SYSWIN Inc.

By:	/s/Ray Han
Name:	Ray Han
Title:	Chief Financial Officer

2

EXHIBIT

Exhibit No.	Description of Exhibit

99.1	Press Release dated December 24, 2012

99.2	Agreement and Plan of Merger dated December 24, 2012 by and among Brilliant Strategy Limited, Brilliant Acquisition Limited and the Registrant

99.3	Limited Guaranty dated December 24, 2012 by Mr. Liangsheng Chen in favor of the Registrant

99.4	Equity Commitment Letter dated December 24, 2012 by and between Brilliant Strategy Limited and Mr. Liangsheng Chen

3